Impact Investing

Overview	Impact Stories	Key Markets	Investment Initiatives

NATIONWIDE ECONOMIC IMPACT OF INVESTMENTS
(1984-present)

607	207.6M	129,003	$20.2B	$6.3B	$47.6B	237,200

Projects	hours of on-site union construction work created	housing and healthcare units nationwide, with 67% affordable housing	in personal income including wages and benefits, with $10.4 billion for construction workers	in tax revenues ($2.0 billion state/local and $4.3 billion federal)	in total economic benefits	total jobs generated across communities

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of June 30, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.